UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2020
Commission File Number: 000-55607
First Mining Gold Corp.
(Translation of registrant's name into English)
Suite 2070, 1188 West Georgia Street, Vancouver, B.C., V6E 4A2
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 DOCUMENTS INCORPORATED BY REFERENCE
Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of First Mining Gold Corp. (File No. 333-231801).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description
99.1	Material Change Report dated June 19, 2020
99.2	Silver Purchase Agreement dated June 10, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Mining Gold Corp.
(Registrant)

Date: June 19, 2020	/s/ Samir Patel
Samir Patel
General Counsel and Corporate Secretary

  EXHIBIT INDEX
Exhibits	Description
99.1	Material Change Report dated June 19, 2020
99.2	Silver Purchase Agreement dated June 10, 2020